Exhibit 99.1


                              FOR IMMEDIATE RELEASE



Investors:                                                Media:
Emer Reynolds                                             Anita Kawatra
Ph:  353-1-709-4000                                       Ph:  212-407-5740
     800-252-3526                                              800-252-3526


                  ELAN TO PRESENT AT THE JP MORGAN 23RD ANNUAL
                              HEALTHCARE CONFERENCE


DUBLIN, IRELAND, JANUARY 5, 2005--Elan Corporation, plc announces that it will present at the JP Morgan 23rd Annual Healthcare Conference in San Francisco on Tuesday, January 11, 2005 at 1.30 p.m. Pacific Standard Time, 4.30 p.m. Eastern Standard Time and 9.30 p.m. Greenwich Mean Time. Interested parties may access a live audio webcast of the presentation by visiting Elan's website at www.elan.com and clicking on the Investor Relations section, then on the event icon.

About Elan

Elan is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing, selling and marketing advanced therapies in neurodegenerative diseases, autoimmune diseases and severe pain. Elan's (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.